AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1997

                                                 REGISTRATION NO. 333-32433
          =================================================================
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       FORM S-4

                                   AMENDMENT NO. 1
                                          TO

                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933




                                   ---------------



                                      DQE, INC.
                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          PENNSYLVANIA                  4911                25-1598483
          (STATE OR OTHER   (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
          JURISDICTION OF   CLASSIFICATION CODE NUMBER)     IDENTIFICATION
          INCORPORATION)                                       NUMBER)


                       CHERRINGTON CORPORATE CENTER, SUITE 100
                               500 CHERRINGTON PARKWAY
                         CORAOPOLIS, PENNSYLVANIA 15108-3189
                                    (412) 262-4700
            (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
               AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)





                                  ------------------




                 VICTOR A. ROQUE, ESQ.              J. ANTHONY TERRELL, ESQ.
          VICE PRESIDENT AND GENERAL COUNSEL            REID & PRIEST LLP
                      DQE, INC.                        40 WEST 57TH STREET
             CHERRINGTON CORPORATE CENTER,        NEW YORK, NEW YORK 10019-4097
                     SUITE 100                            (212) 603-2000
               500 CHERRINGTON PARKWAY
          CORAOPOLIS, PENNSYLVANIA 15108-3189
                   (412) 262-4700
              (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                     INCLUDING AREA CODE, OF AGENTS FOR SERVICE)



          =================================================================

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
          THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.




                     SUBJECT TO COMPLETION, DATED AUGUST 22, 1997



          PROSPECTUS
          ----------

                                      DQE, INC.

                                   1,000,000 SHARES
                       PREFERRED STOCK, SERIES A (CONVERTIBLE)
                       ($100 LIQUIDATION PREFERENCE PER SHARE)
                             ___________________________


             This Prospectus relates to 1,000,000 shares of Preferred Stock, Series A (Convertible), $100 liquidation preference per share (the "Series A Preferred Stock"), which may be offered and issued by DQE, Inc., a Pennsylvania corporation (the "Company" or "DQE"), from time to time in connection with the acquisition by the Company of other businesses, assets or securities ("Acquisitions"). Any right or obligation of the Company to redeem shares of Series A Preferred Stock is subject to certain limitations described herein. As a result of such limitations and under current law, the Company has no right or obligation to redeem any share of Series A Preferred Stock. The Company may, at any time and from time to time, convert all or any number of shares of Series A Preferred Stock into the Company's Common Stock, no par value (the "Common Stock" and, together with the Series A Preferred Stock, the "Securities") or other Conversion Securities (as hereinafter defined). Since the Company would not have an obligation to redeem any share of Series A Preferred Stock on the date that would have been scheduled for mandatory redemption thereof, such share shall be converted automatically into Common Stock or other Conversion Securities on such date. The holders of Series A Preferred Stock will be entitled to vote, together with the holders of Common Stock as one class, on all matters submitted to a vote of the holders of Common Stock. Each share of Series A Preferred Stock will be entitled to three votes. See "Description of Capital Stock--Preferred Stock."



             It is expected that the terms of Acquisitions will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by the Company. All expenses of this offering will be paid by the Company. No underwriting discounts or commissions will be paid, although finder's fees may be paid in cash or in shares of Series A Preferred Stock from time to time with respect to specific Acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").


             All of the Securities offered hereby, including Common Stock issuable upon conversion of the Series A Preferred Stock, may be resold, subject to certain conditions, pursuant to this Prospectus by the persons who receive such Securities in connection with Acquisitions or upon conversion of the Series A Preferred Stock. See "Resales of Securities" for information relating to resales, pursuant to this Prospectus or otherwise, of Securities offered hereby.

             The Company does not intend to list the Series A Preferred Stock on any exchange or automated quotation system. The Common Stock is listed on the New York, Philadelphia and Chicago stock exchanges. As of June 30, 1997, there were 77,408,557 shares of Common Stock outstanding.

                                   ----------------


            THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN
                APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR
                  HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                     STATE SECURITIES COMMISSION PASSED UPON THE
                       ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                          ANY REPRESENTATION TO THE CONTRARY
                                IS A CRIMINAL OFFENSE.

                                  -----------------


                   The date of this Prospectus is August   , 1997.

                                AVAILABLE INFORMATION

             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York, Philadelphia and Chicago stock exchanges, where reports, proxy and information statements and other information concerning the Company may be inspected. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


             The Company incorporates herein by reference, and as of any time after the date of this Prospectus and prior to the termination of the offering made hereby the Company shall be deemed to have incorporated by reference, (1) the Company's most recent Annual Report on Form 10-K (the "Latest Annual Report") filed by the Company with the Commission pursuant to the Exchange Act, and (2) all other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the filing of the Latest Annual Report, and all of such documents shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. The documents incorporated or deemed to be incorporated herein by reference are sometimes hereinafter called the "Incorporated Documents." Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for all purposes to the extent that a statement herein or in a Prospectus Supplement or supplement thereto or in any subsequently field Incorporated Document modifies or supersedes such statement. The Incorporated Documents incorporated herein by reference as of the date of this Prospectus are the Annual Report on Form 10-K for the year ended December 31, 1996, the Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997, the Current Report on Form 8-K dated April 8, 1997, the Joint Proxy Statement dated June 25, 1997 (the "Joint Proxy Statement"), and the Current Reports on Form 8-K dated July 25 and August 7, 1997.


             THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO DIANE EISMONT, CORPORATE SECRETARY, DQE, INC., BOX 68, PITTSBURGH, PENNSYLVANIA, 15230-0068. TELEPHONE REQUESTS MAY BE DIRECTED TO DIANE EISMONT, CORPORATE SECRETARY, AT (412) 595-6080. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD ALLOW AT LEAST FIVE BUSINESS DAYS FOR DELIVERY.

                                       SUMMARY

             The following summary, which is presented herein solely to furnish limited introductory information regarding the Company and the Securities, is based upon the detailed information contained elsewhere, or incorporated by reference, in this Prospectus, is not intended to be complete and is subject, and qualified in its entirety by reference, thereto. Offerees are urged to read carefully the entire Prospectus, including the documents incorporated by reference.

          THE COMPANY

             DQE is an energy services holding company. Its principal subsidiaries are Duquesne Light Company, an electric utility company serving customers in southwestern Pennsylvania, Duquesne Enterprises, Inc. ("Duquesne Enterprises"), DQE Energy Services, Inc. (DQE Energy Services"), DQEnergy Partners, Inc. ("DQEnergy Partners") and Montauk, Inc. ("Montauk").

             DQE has entered into a definitive merger agreement with Allegheny Power System, Inc. ("Allegheny"), pursuant to which, subject to obtaining required regulatory approvals, a wholly-owned subsidiary of Allegheny will merge with and into DQE. This merger will result in DQE becoming a wholly-owned subsidiary of Allegheny and each DQE shareholder receiving 1.12 shares of Allegheny common stock for each share of DQE Common Stock. The combined company will be called Allegheny Energy. The proposed merger was approved by the respective shareholders of DQE and Allegheny at meetings held on August 7, 1997.

             The Company's executive offices are located at Cherrington Corporate Center, Suite 100, 500 Cherrington Parkway, Coraopolis, Pennsylvania, 15108-3184. Its telephone number is 412-262-4700.

          MARKET FOR THE SERIES A PREFERRED STOCK AND COMMON STOCK

             The Company does not intend to list the Series A Preferred Stock for trading on any exchange or automated quotations system. The Common Stock is listed on the New York, Philadelphia and Chicago stock exchanges under the symbol "DQE." See "Description of Capital Stock." The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported on the NYSE Composite Transactions Tape during the periods listed.

           Calendar Quarter                                 High     Low
           ----------------                                 ----     ---
           1995
           ----
             First Quarter   . . . . . . . . . . . . . .  $22 3/8  $19 5/8
             Second Quarter  . . . . . . . . . . . . . .     25     21 5/8
             Third Quarter   . . . . . . . . . . . . . .   26 5/8   23 1/2
             Fourth Quarter  . . . . . . . . . . . . . .   30 3/4   26 1/2

           1996
           ----
             First Quarter   . . . . . . . . . . . . . .   31 1/2   27 1/2
             Second Quarter  . . . . . . . . . . . . . .   28 7/8   25 3/4
             Third Quarter   . . . . . . . . . . . . . .   28 3/4   27 3/4
             Fourth Quarter  . . . . . . . . . . . . . .   30 3/8   27 3/4

           1997
           ----
             First Quarter   . . . . . . . . . . . . . .   29 7/8   27 3/4
             Second Quarter  . . . . . . . . . . . . . .   29 3/4   26 1/2

             Third Quarter (through August 18, 1997)   .   31 7/8   27 1/2



             On August 18, 1997, the closing sale price of the Common Stock as reported on the NYSE Composite Transactions Tape was $31 7/8 per share.


            OFFEREES ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR THE MARKET
                             PRICES OF THE COMMON STOCK.

                          SELECTED HISTORICAL FINANCIAL DATA


             The selected historical financial information set forth below should be read in conjunction with the consolidated financial statements of the Company and notes thereto contained in the Incorporated Documents.



             The income statement data for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996, are derived from, and are qualified by reference to, the Company's audited consolidated financial statements which are contained in the Incorporated Documents. The income statement data for the six months ended June 30, 1997 and the balance sheet data as of June 30, 1997 are derived from, and are qualified by reference to, the Company's unaudited financial statements which are contained in the Incorporated Documents. The income statement data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements of the Company which are not contained in the Incorporated Documents.



                               SIX
                                               YEAR ENDED DECEMBER 31,
                              MONTHS
                                           --------------------------------
                               ENDED
                             JUNE 30,
                               1997    1996     1995     1994     1993    1992
                               ----    ----     ----     ----     ----    ----
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
     INCOME STATEMENT DATA:
        Total Revenue  . .   $ 586  $1,225   $1,220   $1,224   $1,183  $1,153
        Operating Expenses     455     923      898      907      870     809
                             -----  ------   ------   ------   ------  ------
        Income from
         Operations  . . .     131     302      322      317      313     344

        Income before
         Cumulative Effect
         of Accounting
         Changes . . . . .      92     179      171      157      141     142
        Cumulative Effect
         of Accounting
         Changes(a)  . . .      --      --       --       --        3      --
                             -----  ------   ------   ------   ------  ------
        Net Income . . . .  $   92  $  179   $  171   $  157   $  144  $  142
        Earnings Per Share
         before Effect
         of Accounting
         Changes . . . . .  $ 1.19  $ 2.32   $ 2.20   $ 1.98   $ 1.78  $ 1.78
        Cumulative Effect
         of Accounting
         Changes(a)  . . .  $   --  $   --   $   -- $     --   $ 0.03  $   --
                             -----  ------   ------   ------   ------  ------
        Earnings Per Share
         after Effect of
         Accounting Changes $ 1.19  $ 2.32   $ 2.20   $ 1.98   $ 1.81  $ 1.78

        Dividends Declared
         Per Share of
         DQE Common Stock  $  0.68  $ 1.30   $ 1.21   $ 1.13   $ 1.08  $ 1.03

     BALANCE SHEET DATA:
        Total Assets . . .  $4,656  $4,639   $4,459   $4,427   $4,550  $3,778

        Capitalization
           Long-Term Debt   $1,356  $1,440   $1,401   $1,378   $1,417  $1,413

     Preferred/Preference
       Stock . . . . . . .     224     223       71       95      133     132
           Common
            Shareholders'
            Equity . . . .   1,433   1,392    1,329    1,277    1,231   1,171
                             -----  ------   ------   ------   ------  ------
              Total
       Capitalization  . .  $3,013  $3,055   $2,801   $2,750   $2,781  $2,716

        Book Value Per
         Share of DQE
         Common Stock  . .  $18.51  $18.01   $17.13   $16.27   $15.47  $14.75


          NOTE TO SELECTED HISTORICAL FINANCIAL DATA

          (a) The 1993 amount of $3 million ($.04 per share) represents DQE's net cumulative effect for changes in accounting for the adoption of "Statement of Financial Accounting Standards No. 109, Income Taxes" ($8.0 million) and the cumulative effect of accounting for maintenance costs by accruing over the periods between outages for anticipated expenses of scheduled major fossil generating station outages
               ($5.4 million).

          RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK DIVIDENDS

             The ratios of earnings to combined fixed charges and preferred and preference stock dividends, calculated according to the rules set forth under the Securities Act of 1933, as amended, for the following twelve-month periods were:



                                       TWELVE MONTHS ENDED
           SIX MONTHS
              ENDED                        DECEMBER 31,
            JUNE 30,    --------------------------------------------------
              1997        1996       1995       1994       1993      1992
           ----------- ---------- ---------- ---------- ---------- -------
              2.69        2.69       2.73       2.57       2.29      2.24



             Earnings consist of net income to which has been added taxes on income and fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount or premium, and the estimated interest portion of rentals charged to income. The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.4 million for the six months ended June 30, 1997, has been excluded from the ratio. Preferred and preference stock dividends consist of dividends paid on preferred and preference stock of DQE subsidiaries.



             Earnings available for fixed charges include $6.0 million for the six months ended June 30, 1997, and $12 million, $13.5 million, $13.5 million and $10.4 million for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges and preferred and preference stock dividends, absent this reclassification, equals
          2.76 for the six months ended June 30, 1997, and 2.76, 2.82, 2.65 and 2.35 for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively.

                                     THE COMPANY

             DQE is an energy services holding company. DQE's principal subsidiaries are Duquesne Light Company, Duquesne Enterprises, DQE Energy Services, DQEnergy Partners and Montauk.

             Duquesne Light Company is an electric utility engaged in the production, transmission, distribution and sale of electric energy and is the largest of DQE's subsidiaries. Duquesne Light Company provides electric service to customers in a service territory of about 800 square miles in southwestern Pennsylvania, comprised of parts of Allegheny County (including the City of Pittsburgh), and parts of Beaver County and Westmoreland County. Duquesne Light Company provides service to about 580,000 customers in this service area and its revenues account for the majority of DQE's revenue. Duquesne Enterprises makes strategic investments beneficial to DQE's core energy business. These investments enhance DQE's capabilities as an energy provider, increase asset utilization, and act as a hedge against changing business conditions. DQE Energy Services is a diversified energy services company offering a wide range of energy solutions for industrial, utility and consumer markets worldwide. DQE Energy Services initiatives include energy facility development and operation, domestic and international independent power production, and the production and supply of innovative fuels. DQEnergy Partners was formed in December 1996 to align DQE with strategic partners to capitalize on opportunities in the dynamic energy services industry. These alliances enhance the utilization and value of DQE's strategic investments and capabilities while establishing DQE as a total energy provider. Montauk is a financial services company that makes long-term investments and provides financing for the Company's other market-driven businesses and their customers.

             DQE has entered into a definitive merger agreement with Allegheny, pursuant to which, subject to obtaining required regulatory approvals, a wholly-owned subsidiary of Allegheny will merge with and into DQE. This merger will result in DQE becoming a wholly-owned subsidiary of Allegheny and each DQE shareholder receiving 1.12 shares of Allegheny common stock for each share of DQE Common Stock. The combined company will be called Allegheny Energy. The proposed merger was approved by the respective shareholders of DQE and Allegheny at meetings held on August 7, 1997. If the Allegheny transaction is consummated prior to the conversion of any shares of Series A Preferred Stock, such shares will thereupon become convertible, at the option of DQE, into shares of Allegheny common stock. See "Description of Capital Stock -- Preferred Stock -- Conversion".

             The merger is conditioned, among other things, upon the necessary approvals of various state and federal regulatory agencies, including the public utility commissions in Pennsylvania and Maryland; the Securities and Exchange Commission; the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. The companies are hopeful that the required approvals can be obtained in the first half of 1998.

             Allegheny provides electric service to nearly 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia, an area of about 29,000 square miles with a population of nearly 3 million. Incorporated in Maryland in 1925 with headquarters near Hagerstown, Maryland, Allegheny is a registered public utility holding company that derives substantially all of its income from the operations of its electric utility subsidiaries, Monongahela Power Company, The Potomac Edison Company, and West Penn Power Company. Allegheny has a wholly owned, nonutility subsidiary, AYP Capital, which is pursuing and developing opportunities related to its core utility business.

                                   THE ACQUISITIONS

             The Company intends to issue the Series A Preferred Stock from time to time in connection with the acquisition by the Company of other businesses, assets or securities ("Acquisitions"). It is expected that each Acquisition will be structured either as a merger or as an acquisition of assets or securities. The structure and terms of each Acquisition will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by the Company in such Acquisition.


             The specific terms of the shares of Series A Preferred Stock to be issued in connection with each Acquisition, including the dividend rate and mandatory redemption date, and information with respect to finders fees, if any, will be set forth in an amendment or supplement to this Prospectus delivered to the offerees prior to the consummation of such Acquisition. As a general rule, each Acquisition and the Company being acquired will be described in such an amendment or supplement; provided, however, that if any Acquisition would itself qualify for an exemption from the registration requirements of the Securities Act, absent the existence of other similar (prior or subsequent) transactions, no information regarding the Acquisition or the company being acquired is expected to be furnished prior to the consummation of the Acquisition, and such information, to the extent deemed material, will be contained in Incorporated Documents filed after the consummation of such Acquisition.


                                RESALES OF SECURITIES

             The Securities to be issued in connection with Acquisitions have been registered under the Securities Act. Individuals who are not affiliates of the entity being acquired and do not become affiliates of the Company will not be subject to resale restrictions under Rule 145 promulgated under the Securities Act and, unless otherwise contractually restricted, may resell the Securities immediately following the consummation of the Acquisition. Affiliates of the Company, or of entities acquired by the Company, may not resell Securities registered under the Registration Statement to which this Prospectus relates except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by or are under common control with the acquired company.


             Generally, Rule 145 will permit such affiliates to sell such Securities immediately following the Acquisition in compliance with certain volume limitations and manner of sale requirements. Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (i) one percent of the shares of the class of such Securities outstanding and (ii) the average weekly reported volume of trading in shares of such class of Securities on all national securities exchanges during the four calendar weeks preceding the proposed sale. These restrictions will cease to apply in certain circumstances one year from the date of the Acquisition, provided that the person or entity is not then an affiliate of the Company. The ability of affiliates of entities acquired by the Company to resell Securities under Rule 145 for two years subsequent to such acquisition will be subject to the Company having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale.


             The Company does not intend to list the Series A Preferred Stock on any securities exchange or automated quotation system. Therefore, any resale of Series A Preferred Stock that is not registered for resale by affiliates of acquired entities during any period for which Rule 145 volume limitations apply must be limited to one percent of the Series A Preferred Stock then outstanding or must be made pursuant to an exemption from the registration requirements of the Securities Act.

             This Prospectus may be used in connection with resales of the Securities by affiliates of the Company or of entities acquired by the Company. Such persons may not use this Prospectus without the consent of the Company. Any information with respect to selling securityholders, the Securities being resold and plan of distribution with respect to such Securities will be set forth in an amendment or supplement to this Prospectus.

                             DESCRIPTION OF CAPITAL STOCK

             The Company's Restated Articles of Incorporation, as amended (the "Articles"), authorize the Company to issue up to 182,500,000 shares of Common Stock. The Articles also authorize the Company to issue up to 4,000,000 shares of Preferred Stock, no par value (the "Preferred Stock"). As of June 30, 1997, there were 77,408,557 shares of Common Stock outstanding. Prior to this Offering, no shares of Preferred Stock had ever been issued or were outstanding.

          PREFERRED STOCK

             GENERAL

             The Board of Directors is authorized to divide the Preferred Stock into series and, as to each series, to determine the designation and number of shares of such series and the voting rights, preferences, limitations and special rights, if any, of the shares of such series. Such divisions and determinations shall be set forth in one or more amendments to the Articles adopted by the Board of Directors.

             The Board of Directors has established a series of the Preferred Stock consisting of 1,000,000 shares, designated "Preferred Stock, Series A (Convertible)" (the "Series A Preferred Stock") and having the voting rights preferences, limitations and special rights set forth below. Shares of the Series A Preferred Stock will be issued from time to time in connection with Acquisitions. All shares of Series A Preferred Stock will be identical except for the date of issuance thereof, the dividend rate thereon and the date, if any, for the mandatory redemption thereof.

             DIVIDENDS

             General. When, as and if declared by the Board of Directors and subject to the rights of the holders of any shares of any series of Preferred Stock or other stock ranking senior to the Series A Preferred Stock with respect to dividends, the Company will pay, out of funds legally available therefor, dividends in cash to the holders of shares of Series A Preferred at the respective rates thereon. The dividend rates on each share of Series A Preferred Stock will be set forth in a supplement to this Prospectus relating to such share.

             Dividends on shares of the Series A Preferred Stock will be payable, subject to the terms and conditions set forth in the Articles, on each Dividend Payment Date (as hereinafter defined), beginning on the first Dividend Payment Date following the respective Dates of Issuance (as hereinafter defined) of such shares, to the registered holders of such shares as of the close of business on the Record Date (as hereinafter defined) with respect to such Dividend Payment Date; provided, however, that, if the Date of Issuance of a share of Series A Preferred Stock shall be after a Record Date and before the corresponding Dividend Payment Date, the first payment of a dividend on such share will be made on the next succeeding Dividend Payment Date to the holder in whose name such share is registered at the close of business on the Record Date with respect to such next succeeding Dividend Payment Date.

             Accrual of Dividends, etc. Dividends will begin to accrue on shares of the Series A Preferred Stock from the Date or Dates of Issuance thereof. Dividends will accrue on a daily basis whether or not at the time the Corporation shall have funds legally available for distributions to shareholders. Accrued dividends for any period less than a full annual period will be computed on the basis of a year deemed to consist of (A) 360 days and (B) twelve calendar months each, itself, deemed to consist of 30 days; provided, however, that, if any part of the period for which accrued dividends are being computed shall consist of a portion of a calendar month, accrued dividends for such part of such period will be computed on the basis of the actual number of days elapsed during such calendar month (excluding the date of payment, if any, in such calendar month) in relation to the full annual dividend accrued during a deemed 360-day year. Accrued but unpaid dividends will accumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid dividends.

             Parity Stock. So long as any Series A Preferred Stock shall be outstanding, if (A) at any time the Company shall not have satisfied in full the cumulative dividends accrued on the Series A Preferred Stock for all Dividend Periods (as hereinafter defined) ended at or prior to such time and (B) at such time there shall have accrued and shall remain unpaid, for Dividend Periods ended at or prior to such time, dividends on shares of any other series of the Preferred Stock or any other class of stock in either case ranking as to dividends on a parity with the Series A Preferred Stock, any funds of the Corporation legally available for the purpose will be allocated among all cumulative dividends accrued and unpaid, for all Dividend Periods ended at or prior to such time, on all such parity series of the Preferred Stock and such other parity stock in proportion to the respective amounts thereof.

             Junior Securities. So long as any Series A Preferred Stock shall be outstanding, the Company will not (A) declare or pay or set apart for payment any dividends or make any other distributions on any Junior Securities (as hereinafter defined) or (B) make any payment on account of the redemption, purchase or other acquisition or retirement of any Junior Securities, unless, as of the date of any such declaration, setting aside or payment, as the case may be, there shall also have been declared and paid or set aside for payment dividends accumulated on the Series A Preferred Stock during all Dividend Periods ended on or prior to such date; provided, however, that the foregoing restriction will not prohibit (X) any dividend payable solely in shares of Junior Securities or (Y) the acquisition of any Junior Securities either
          (i) pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement), or any dividend or interest reinvestment or stock purchase plan, of the Company or any affiliate of the Company heretofore or hereafter adopted or (ii) in exchange solely for any other Junior Securities; and provided, further, that nothing in the Articles will prevent the simultaneous declaration or payment of dividends on both the Series A Preferred Stock and any Junior Securities if, at the time of such declaration, there are sufficient funds legally available to pay all dividends concurrently.

             LIQUIDATION.

             General. Subject to the rights of the holders of any stock of the Company ranking senior to or on a parity with the Series A Preferred Stock in respect of distributions upon the liquidation, dissolution or winding up of the Company, upon any such liquidation, dissolution or winding up (whether voluntary or involuntary), each holder of Series A Preferred Stock will be entitled to be paid, out of the assets of the Company which remain after the payment and discharge of all liabilities of the Company, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to the aggregate Liquidation Value (as hereinafter defined) of the shares of Series A Preferred Stock held by such holder plus an amount equal to accrued and unpaid dividends thereon to (but excluding) the date of payment, and the holders of Series A Preferred Stock will not be entitled to any further payment. If, upon any such liquidation, dissolution or winding up of the Company, the Company's assets available to be distributed among the holders of the Series A Preferred Stock and any other series of the Preferred Stock and any other stock of the corporation in either case ranking as to any such distribution on a parity with the Series A Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid, then the entire assets available to be distributed to the Company's shareholders will be allocated among all liquidation requirements on all such parity series of Preferred Stock and such other parity stock in proportion to the respective amounts then required for the satisfaction thereof.

             Neither the consolidation, merger or other combination of the Company with or into any other entity or entities (whether or not the Company is the surviving entity), nor the sale, transfer or other disposition by the Company of all or any part of its assets, nor the reduction of the capital stock of the Company nor any other form of recapitalization or reorganization affecting the Company will be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of the preceding paragraph.

             REDEMPTION


             Limitation. Anything herein to the contrary notwithstanding, the Company will not have at any time any right to redeem, or any obligation to redeem, any share of Series A Preferred Stock if, by virtue of the Company having such right or obligation at such time, such share of Series A Preferred Stock, effective as of its Date of Issuance, would not constitute "stock" for purposes of any of Sections 351, 354, 355, 356 and 1036 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), or any successor provisions thereto.



             By virtue of such limitation and under current law, the Company would not have any right to redeem or any obligation to redeem any share of Series A Preferred Stock. However, any share of Series A Preferred Stock issued at a time when this limitation no longer would apply would be redeemable as described under "-- Mandatory Redemption" and "--Optional Redemption" below.



             The supplement to this Prospectus which sets forth the terms of any share of Series A Preferred Stock will state whether this limitation is applicable to such share on its Date of Issuance.



              Mandatory Redemption. If, due to a change in law, any share of Series A Preferred Stock is issued at a time when the limitation on redemption described under "--Limitation" above no longer applies, the Company will, on the Scheduled Call Date (as hereinafter defined) for such share redeem such share at a price per share equal to the Liquidation Value thereof plus an amount equal to accrued and unpaid dividends thereon to (but excluding) the date fixed for redemption; provided, however, that the Company will not be obligated to redeem any share of Series A Preferred Stock which is to be converted into Conversion Securities (as hereinafter defined) on or prior to the Scheduled Call Date (see "Conversion" below). The Scheduled Call Date for each share of Series A Preferred Stock will be set forth in a supplement to this Prospectus relating to such share.



             Optional Redemption. If, due to a change in law, any share of Series A Preferred Stock is issued at a time when the limitation on redemption described under "--Limitation" above no longer applies, the Company may, at any time after the fifth anniversary of the Date of Issuance of such shares and from time to time thereafter, redeem all or any number of such shares of Series A Preferred Stock then outstanding at a price per share equal to the Liquidation Value thereof plus an amount equal to accrued and unpaid dividends thereon to (but excluding) the date fixed for redemption. If less than all of the outstanding shares of such redeemable Series A Preferred Stock are to be redeemed, the Company will select the shares to be redeemed based on their respective Dates of Issuance; and, if less than all of the outstanding shares of the Series A Preferred Stock having the same Date of Issuance are to be redeemed, the Company will select the shares to be redeemed pro rata, by lot or by any other method as shall be determined by the Company to be equitable.



             Notice of Redemption. Unless otherwise required by applicable law, any notice of mandatory or optional redemption will be sent to the holders of the shares of Series A Preferred Stock to be redeemed at the addresses shown on the books of the Company by first class mail, postage prepaid, mailed not less than thirty
          (30) days nor more than sixty (60) days prior to the redemption date.


             With respect to any notice of redemption of shares of Series A Preferred Stock at the option of the Company, unless, upon the giving of such notice, such shares shall be deemed to have been redeemed and to be no longer outstanding by reason of the deposit with a redemption agent of funds sufficient to effect such redemption in accordance with and subject to the Articles, such notice may state that such redemption shall be conditional upon the setting aside by the Company or the delivery to a redemption agent, on or prior to the date fixed for such redemption, of legally available funds sufficient to pay the redemption price of such shares, and that if such funds shall not have been so set aside or delivered such notice shall be of no force or effect and the Company shall not be required to redeem such shares. In the event that such notice of redemption contains such a condition and such funds are not so set aside or delivered, the redemption shall not be made and within a reasonable time thereafter notice shall be given that such funds were not so set aside or delivered and such redemption was not required to be made.

             Parity Stock. If (A) at any time the Company shall not have satisfied in full its mandatory redemption obligations described above and (B) at such time the Company shall be obligated to redeem, purchase or otherwise acquire or retire shares of any other series of Preferred Stock or any other class of stock in either case ranking as to distributions upon liquidation, dissolution or winding up on a parity with the Series A Preferred Stock, any funds of the Company legally available for the purpose shall be allocated among all such obligations on all such parity series of Preferred Stock and such other parity stock in proportion to the respective amounts thereof.

             Junior Securities. If at any time the Company shall not have satisfied in full its mandatory redemption obligations described above, the Company shall not (A) declare or pay or set apart for payment any dividends or make any other distributions on any Junior Securities or (B) make any payment on account of the redemption, purchase or other acquisition or retirement of any Junior Securities; provided, however, that the foregoing restriction shall not prohibit (X) any dividend payable solely in shares of Junior Securities or (Y) the acquisition of Junior Securities either (i) pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement), or any dividend or interest reinvestment or stock purchase plan, of the Company or any affiliate of the Company heretofore or hereafter adopted or (ii) in exchange solely for any other Junior Securities.




             CONVERSION

             General. The Company may, at any time and from time to time, convert all or any number of shares of the Series A Preferred Stock into Conversion Securities. If less than all of the outstanding shares of the Series A Preferred Stock are to be converted, the Company will select the shares to be converted based on their respective Dates of Issuance; and, if less than all of the outstanding shares of the Series A Preferred Stock having the same Date of Issuance are to be converted, the Company will select the shares to be converted pro rata, by lot or by any other method determined by the Company to be equitable. Each share of Series A Preferred Stock to be so converted will be converted into a number of units of Conversion Securities computed by dividing the Liquidation Value by the Fair Market Value (as hereinafter defined) for the Conversion Securities, all as of the close of business on the trading day next preceding the date fixed for conversion. If the Conversion Securities are not securities of the Company, prior to the conversion of any shares of Series A Preferred Stock, the Company will acquire sufficient Conversion Securities to effectuate the conversion. The Company will make a cash payment in lieu of delivering fractional securities upon any conversion, such payment to be based upon the Fair Market Value of any fractional securities otherwise deliverable as of the close of business on the trading day next preceding the date fixed for conversion.


             Mandatory Conversion. Each share of Series A Preferred Stock which is not subject to mandatory redemption on the Scheduled Call Date thereof, to the extent that such share has not been converted into Conversion Securities prior to such Scheduled Call Date, will be converted automatically into Conversion Securities on such Scheduled Call Date. See "Redemption--Limitation."


             Notice of Conversion. Unless otherwise required by applicable law, notice of conversion pursuant to this subsection (d) will be sent to the holders of shares of Series A Preferred Stock to be converted at the addresses shown on the books of the Company by first class mail, postage prepaid, mailed not less than thirty
          (30) days nor more than sixty (60) days prior to the conversion date.

             Conversion Procedure. Upon the surrender by a holder of converted shares of Series A Preferred Stock of certificates representing such shares in accordance with the notice of conversion on or after the conversion date, the Company will deliver to or upon the order of such holder:

               (A) whole units of the Conversion Securities into which such shares of Series A Preferred Stock have been converted, certificates representing securities to be registered in such name or names, and to be issued in such denominations, as such holder shall have specified;

               (B) in lieu of fractional units of Conversion Securities resulting from the conversion of such Series A Preferred Stock, an amount equivalent to the Fair Market Value of any such fractional units of Conversion Securities as of the close of business on the trading day next preceding the conversion date;

               (C) an amount equivalent to accrued and unpaid dividends on such shares of Series A Preferred Stock to (but excluding) the conversion date; and

               (D) a certificate representing any shares of Series A Preferred Stock which had been represented by the certificate or certificates delivered to the Company in connection with such conversion but which were not converted.

             Miscellaneous. The delivery of certificates representing Conversion Securities upon conversion of shares of Series A Preferred Stock shall be made without charge to the holders of such shares for any tax or other governmental charge in respect thereof or other cost incurred by the Company in connection with such conversion, except that the Company shall not be required to pay any such tax or charge payable by reason of the registration of Conversion Securities in a name other than the name of the holder of the shares of Series A Preferred Stock which were so converted.

             Anything herein to the contrary notwithstanding, upon the conversion of shares of Series A Preferred Stock, the Company shall have the right to elect to deliver, or cause the delivery of, either (i) authorized but unissued Conversion Securities reserved for such purpose or (ii) authorized but previously issued Conversion Securities.


             The Company currently intends to purchase authorized but previously issued shares of Common Stock for delivery upon the conversion of any share of Series A Preferred Stock which is convertible into Common Stock of the Company.


             DEFINITIONS

             "Common Stock" means the Company's common stock, without par value.

             "Conversion Securities" means, initially, shares of Common Stock; provided, however, that if there shall have occurred an Organic Change, then the term "Conversion Securities" shall mean the class or type of stock, securities, cash or other assets (payable in kind) to which the holders of Common Stock or other Conversion Securities outstanding immediately prior to the effective time of the Organic Change are entitled to receive (either directly or upon subsequent liquidation) with respect to or in exchange for Common Stock or such other Conversion Securities as a result of the Organic Change; and provided, further, that if, by virtue of the structure of such transaction, a holder of Common Stock or other Conversion Securities is required to make an election with respect to the nature and kind of consideration to be received in such transaction, then Conversion Securities shall mean the stock, securities, cash or other assets (payable in kind) receivable in such transaction by a holder of the number of shares of Common Stock or other Conversion Securities into which shares of Series A Preferred Stock could have been converted immediately prior to the effective time of such transaction if such holder of Common Stock or other Conversion Securities failed to exercise any rights of election as to the kind or amount of stock, securities, cash or other assets receivable upon such transaction (it being understood that, if the kind or amount of stock, securities, cash or other assets receivable upon such transaction is not the same for each non-electing share, then the kind and amount of stock, securities, cash or other property receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by a plurality of the non-electing shares).

             "Date of Issuance," as to any share of Series A Preferred Stock, means the date on which the Company initially issues such share, irrespective of the subsequent delivery of certificates for such share upon registration of transfer or exchange.

             "Dividend Payment Date," as to the Series A Preferred Stock, means January 1, April 1, July 1 and October 1.

             "Dividend Period," as to the shares of the Series A Preferred Stock or any other series of the Preferred Stock or of any other class of stock in either case ranking as to dividends on a parity with the Series A Preferred Stock, means the period commencing on any dividend payment date prescribed for such series and ending on the day next preceding the next succeeding dividend payment date for such series, except that the initial Dividend Period for any particular shares of any series or class shall be the period commencing on the date or dates from which dividends on such shares shall be cumulative and ending on the day next preceding the first dividend payment date prescribed for such shares.

             "Fair Market Value," as to publicly traded shares of Common Stock or any other class of capital stock or securities of the Company or any other issuer which are publicly traded, as of a particular day, means the average Market Price of such shares or securities over a period of five consecutive trading days ending on (and including) the trading day as of which "Fair Market Value" is being determined. "Fair Market Value", as to any security which is not publicly traded or of any other property, as of a particular day, means the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors available to make such determination, as determined in good faith by the Board of Directors.

             "Junior Securities" means the Common Stock and (1) for purposes of clause (A) in the paragraph "Junior Securities" under each of "Dividends" and "Redemption" above, any other class or series of stock ranking junior to the Series A Preferred Stock in right of payment of dividends or (2) for all other purposes, any other class or series of stock ranking junior to the Series A Preferred Stock in right of payment of amounts distributable upon liquidation, dissolution or winding up.

             "Liquidation Value," as to any share of Series A Preferred Stock, means the amount of $100.

             "Market Price," as to publicly traded shares of Common Stock or any other class of capital stock or other security of the Company or any other issuer which are publicly traded, as of a particular day, means the last reported sales price, regular way, or, if no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the Composite Tape for New York Stock Exchange Transactions or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Board of Directors.

             "Organic Change" means any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or similar transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities, cash or other assets with respect to or in exchange for Common Stock. The transactions contemplated by the Agreement and Plan of Merger, dated as of April 5, 1997, among the Company, Allegheny Power System, Inc. and AYP Sub, Inc., if consummated, would constitute an Organic Change, and, giving effect thereto, Conversion Securities would be shares of common stock, par value $1.25 per share, of Allegheny Power System, Inc. Anything herein to the contrary notwithstanding, if the Company shall not be the surviving or resulting person following any Organic Change, the Series A Preferred Stock shall by virtue of such Organic Change be exchanged for, or changed, reclassified or converted into, preferred stock of such successor or resulting person having in respect of such person, insofar as practicable, the same preferences, limitations, voting rights and special rights that the Series A Preferred Stock had immediately prior to such Organic Change except for the change in the type of Conversion Securities into which such preferred stock is convertible effected as a result of such Organic Change.

             "Record Date," as to any Dividend Payment Date, means the fifteenth day of the calendar month next preceding such Dividend Payment Date.

             "Scheduled Call Date," as to any share of Series A Preferred Stock, means the first day of the first month commencing after the sixth anniversary of the Date of Issuance of such share.

             RANKING; PRO RATA SHARING; RETIREMENT

             Ranking. The Series A Preferred Stock will rank senior to the Common Stock as to the payment of dividends and as to the distribution of assets on liquidation, dissolution or winding-up of the Company, and, unless otherwise provided in the Articles, the Series A Preferred Stock will rank on a parity with all other series of Preferred Stock as to the payment of dividends and as to the distribution of assets on liquidation, dissolution or winding-up.

             Pro Rata Sharing. Except to the extent otherwise provided in the Articles, all payments to be made in respect of the shares of Series A Preferred Stock and any other stock ranking on a parity with the Series A Preferred Stock with respect to payments of such character will be made pro rata, so that amounts paid per share on the Series A Preferred Stock and such other stock will in all cases bear to each other the same ratio that the amounts then payable per share on the shares of the Series A Preferred Stock and such other stock bear to each other.

             Retirement. Any shares of Series A Preferred Stock redeemed or converted as provided hereby will be retired as shares of Series A Preferred Stock and be restored to the status of authorized but unissued shares of Preferred Stock, undesignated as to series, and may thereafter be reissued as permitted by applicable law.

             VOTING RIGHTS

             General. The holders of Series A Preferred Stock will be entitled to vote on all matters submitted to a vote of the holders of Common Stock, voting together with the holders of Common Stock as one class. Each share of Series A Preferred Stock will be entitled three votes, subject to certain adjustments.

             No Special Rights. Except to the extent otherwise specifically provided by applicable law or set forth in the preceding paragraph, holders of Series A Preferred Stock will have no special voting rights and their consent shall not be required for the taking of any corporate action.

             Under Pennsylvania law, the holders of shares of Series A Preferred Stock will be entitled to vote as a class with respect to any amendment to the Articles which would authorize a new series of Preferred Stock or another class of stock having a preference as to dividends or assets which is senior to the shares of Series A Preferred Stock, or would authorize an increase in the number of authorized shares of any such series or class; and no such amendment may be adopted unless, among other things, it receives the affirmative vote of a majority of the votes cast in such class vote. In addition, under Pennsylvania law, the holders of shares of Series A Preferred Stock will be entitled to similar voting rights, as a class, with respect to any merger or consolidation which would effect any change in the Articles if such holders would have been entitled to a class vote with respect to such change if such change had been accomplished as an amendment to the Articles rather than by merger or consolidation.

             CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

             The following discussion sets forth the material United States federal income tax consequences under existing law of the ownership and disposition of the shares of Series A Preferred Stock. Changes to existing law, which could have retroactive effect, may alter the consequences described below. This discussion relates only to shares of Series A Preferred Stock that are held as capital assets within the meaning of Section 1221 of the Code, and does not deal with all tax consequences that may be relevant in the particular circumstances of each holder (some of which, such as dealers in securities, insurance companies, tax-exempt organizations and foreign persons, may be subject to special rules). Except as otherwise indicated, statements of legal conclusions regarding federal income tax consequences in this section reflect the opinion of Reid & Priest LLP, counsel to the Company. These conclusions are based on the Code, regulations promulgated thereunder, and the current judicial and administrative interpretations thereof. The Company has not and will not seek a ruling as to any tax matters relating to the shares of Series A Preferred Stock. PERSONS CONSIDERING ANY TRANSACTION PURSUANT TO WHICH THEY WILL RECEIVE SHARES

          OF SERIES A PREFERRED STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME
          TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR
          FOREIGN TAXING JURISDICTION.

             Classification of Series A Preferred Stock. The Series A Preferred Stock should be treated as stock for federal income tax purposes. The remainder of this discussion assumes that the Series A Preferred Stock will be respected as stock for federal income tax purposes.

             Dividends. Dividends paid on the shares of Series A Preferred Stock out of the Company's current or accumulated earnings and profits (as determined for federal income tax purposes) will be
          taxable as ordinary income.   To the extent that the amount of
          distributions paid on the Series A Preferred Stock exceeds the Company's current or accumulated earnings and profits (as determined for federal income tax purposes), the distributions will be treated as a return of capital, thus reducing the holder's adjusted tax basis in such stock. The amount of any distribution which exceeds the holder's adjusted basis in the Series A Preferred Stock will be taxed as capital gain, and will be long-term capital gain if the holder's holding period for such stock exceeds one year. The Company expects to have sufficient earnings and profits (as determined for federal income tax purposes) to cause distributions on the Series A Preferred Stock to be treated as dividends for federal income tax purposes.

             To the extent that dividends are treated as ordinary income, dividends received by corporate holders will qualify for the 70 percent intercorporate dividends-received deduction subject to the minimum holding period (generally at least 46 days) and other applicable requirements. Under certain circumstances, a corporate holder may be subject to the alternative minimum tax with respect to the amount of its dividends-received deduction.

             Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059(c) of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend. Generally, quarterly dividends not in arrears paid to an original holder of the shares of Series A Preferred Stock will not constitute extraordinary dividends under
          Section 1059(c). In addition, under Section 1059(f), any dividend with respect to "disqualified preferred stock" is treated as an "extraordinary dividend." However, while the issue is not free from doubt due to the lack of authority directly on point, the shares of Series A Preferred Stock will not constitute "disqualified preferred stock."

             Redemption Premium. Under certain circumstances, Section 305(c) of the Code requires that any excess of the redemption price of preferred stock over its issue price be includable in income, prior to receipt, as a constructive dividend. While the issue is not free from doubt due to a lack of authority addressing the issue, Section 305(c) should not currently apply to stock with terms such as those of the shares of Series A Preferred Stock.

             Conversion into Common Stock. Gain or loss generally will not be recognized by a holder upon the conversion of shares of Series A Preferred Stock into shares of Common Stock if no cash is received. Income may be recognized, however, to the extent cash is received in payment of accrued and unpaid dividends in arrears. Such income would probably be characterized as dividend income, although some uncertainty exists as to the appropriate characterization of payments in satisfaction of undeclared accrued and unpaid dividends. In addition, a holder who receives cash in lieu of a fractional share will be treated as having received such fractional share and having exchanged it for cash in a transaction subject to Section 302 of the Code and related provisions. Such exchange should generally result in capital gain or loss measured by the difference between the cash received for the fractional share interest and the holder's basis in the fractional share interest.

             Generally, a holder's basis in the Common Stock received upon the conversion of the shares of Series A Preferred Stock (other than shares of Common Stock taxed upon receipt) will equal the adjusted tax basis of the converted shares of Series A Preferred Stock plus the amount of gain recognized, minus the amount of cash received, and the holding period of such Common Stock will include the holding period of the redeemed or converted shares of Series A Preferred Stock.

             Backup Withholding. Certain non-corporate holders may be subject to backup withholding at a rate of 31 percent on dividends and certain consideration received upon the redemption or conversion of the shares of Series A Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a property Taxpayer Identification Number or when the taxpayer is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest and dividends properly. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

          COMMON STOCK

             GENERAL

             Except for the rights of holders of the Series A Preferred Stock and such rights as may be granted to the holders of any other series of Preferred Stock in the amendment establishing such series or as required by law, all of the voting and other rights of the shareholders of the Company belong exclusively to the holders of the Common Stock.

             VOTING RIGHTS

             General. Each holder of Common Stock is entitled to one vote for each whole share held and in addition at all elections of directors is entitled to cumulate votes.

             Election of Directors. The Articles provide that the Board of Directors shall consist of such number of directors as may be fixed from time to time by a majority of the Disinterested Directors (defined below) then in office, plus such number of additional directors, if any, as the holders of Preferred Stock, voting separately as a class or series, shall have the right from time to time to elect. The Articles further provide that the Board of Directors, excluding any directors elected by the holders of Preferred Stock, voting separately as a class or series, shall be divided into three classes, as nearly equal in number as possible. One class of directors is elected at each annual meeting of shareholders, to hold office until the third succeeding annual meeting and until their successors are elected and qualify.

             The Articles provide that for so long as the general corporate law of the Company's state of incorporation specifically mandates such power, a director, any class of directors or the entire Board of Directors may be removed from office by shareholder vote without cause, but only if shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast at an annual election of directors or of such class of directors shall vote in favor of such removal. The power of shareholders to remove directors without cause is not required under the Pennsylvania Business Corporation Law as currently in effect and, therefore, pursuant to the Articles, the shareholders may remove a director from office only for cause and only if the holders of at least a majority of the voting power of the then outstanding shares of Voting Stock (defined below) which are not beneficially owned by an Interested Shareholder (defined below) shall vote in favor of such removal.

             The Articles provide that vacancies in the members of the Board of Directors elected by holders of Voting Stock, including vacancies resulting from an increase in the number of directors, shall be filled only by a majority vote of the Disinterested Directors then in office, though less than a quorum, except as otherwise required by law. Directors elected to fill vacancies will hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires.

             The Articles require that any shareholder intending to nominate a candidate for election as a director must give written notice of the nomination, containing certain specified information, to the Secretary of the Company not later than 120 days in advance of the meeting at which the election is to be held.

             The provisions of the Articles with respect to Election of Directors described above would not apply to any directors elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or assets if such directors are elected by holders of such stock, voting separately as a class or series.

             Business Combinations. The Articles provide that the affirmative vote of the holders of (i) at least 80% of the voting power of all then outstanding shares of Voting Stock (as hereinafter defined), voting as a single class, and (ii) at least a majority of the voting power of the then outstanding shares of Voting Stock which are not beneficially owned by an Interested Stockholder (as hereinafter defined), voting as a single class, is required for the approval or authorization of any Business Combination (as hereinafter defined) involving an Interested Stockholder, except (a) a Business Combination approved by a majority of the Disinterested Directors (as hereinafter defined), or (b) a Business Combination as to which certain minimum price and procedural requirements are satisfied. In the event the requisite approval of the Board would be given or the minimum price and procedural requirements would be satisfied with respect to a particular Business Combination, the normal requirements of Pennsylvania law would apply to such Business Combination.

             An "Interested Stockholder" at any particular time means any person which (1) is at such time the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock; (2) is at such time an affiliate of the Company and at any time within the two-year period immediately prior to such time was the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding Voting Stock; or (3) is at such time an assignee of or has otherwise succeeded to the beneficial ownership of any shares of Voting Stock which were at any time within the two-year period immediately prior to such time beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act. A person is deemed the "beneficial owner" of any shares which such person or any of its "affiliates" or "associates" (as defined in the Articles) owns directly or indirectly or has the right to acquire or vote, or which are owned by any other person with which such person or an affiliate or an associate has an understanding with respect to acquiring, holding, voting or disposing of Voting Stock.

             A "Business Combination" includes the following transactions:
          (1) a merger, consolidation or share exchange of the Company or a subsidiary with an Interested Stockholder (or an affiliate or associate of an Interested Stockholder); (2) the sale, lease, exchange, mortgage, pledge, transfer, or other disposition or investment, loan or other arrangement by the Company or a subsidiary of 5% or more of the Company's consolidated total assets to, with or for the benefit of an Interested Stockholder (or an affiliate or associate of an Interested Stockholder); (3) the issuance or transfer of securities of the Company or of a subsidiary to an Interested Stockholder (or an affiliate or associate of an Interested Stockholder) in exchange for cash, securities or other consideration valued at 5% or more of the Company's consolidated total assets; (4) the adoption of any plan for the liquidation, dissolution or division of the Company proposed by or on behalf of an Interested Stockholder (or an affiliate or associate of any Interested Stockholder); (5) any reclassification of securities, recapitalization of the Company, merger or consolidation of the Company with a subsidiary or other transaction which increases the percentage of any class of stock of the Company or a subsidiary owned by an Interested Stockholder (or an affiliate or associate of an Interested Stockholder); or
          (6) any other transaction similar in purpose or effect to the foregoing.

             The term "Disinterested Director" means generally a director of the Company who is not an Interested Stockholder or an affiliate, associate or representative of an Interested Stockholder and either (1) was a director of the Company immediately prior to the time the Interested Stockholder became an Interested Stockholder or (2) is a successor to a Disinterested Director and is recommended or elected to succeed a Disinterested Director by a majority of the then Disinterested Directors.

             The term "Voting Stock" means the capital stock of the Company entitled to vote generally in an annual election of directors of the Company. At present, the Common Stock and the Series A Preferred Stock are the only classes or series of the Company's Voting Stock.

             Amendments to the Articles or By-Laws. The Articles provide that any amendment, alteration, change or repeal of any provision of Article 7 or Article 8 of the Articles (which contain provisions relating to business combinations), the adoption of any provision inconsistent therewith, or the adoption, amendment or repeal by the shareholders of any By-Law, shall require the affirmative votes of (i) the holders of at least 80% of the voting power of all then outstanding shares of Voting Stock, voting together as a single class, and (ii) the holders of at least a majority of the voting power of the then outstanding shares of Voting Stock which are not beneficially owned by any Interested Stockholder, voting together as a single class, unless such action is recommended by a majority of the Disinterested Directors and at the time of such recommendation the Disinterested Directors constitute a majority of the full Board of Directors, excluding any directors elected by the holders of Preferred Stock, voting separately as a class or series.

             The Articles provide that the Board of Directors, by a vote including a majority of the Disinterested Directors then in office, may adopt, amend or repeal By-Laws with respect to those matters which are not, by statute, reserved exclusively to the shareholders.

             The provisions of the Articles described in this subsection "Voting Rights" are in addition to certain provisions of Pennsylvania law which restrict, or require a special shareholder vote to approve, certain transactions between the Company and a shareholder of the Company.

             The Articles reserve for the Company the right to amend, alter, change or repeal any provision contained therein in the manner now or hereafter prescribed by law, and all rights conferred upon shareholders therein are granted subject to this reservation.

             The Articles also provide that any action required or permitted to be taken at a meeting of shareholders or a class of shareholders of the Company may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. Such consents shall be filed with the Secretary of the Company.

             DIVIDEND RIGHTS

             The holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, the Board of Directors has granted, in the case of the Series A Preferred Stock, and may grant, if additional Preferred Stock is issued, preferential dividend rights to the holders of such stock which would prohibit payment of dividends on the Common Stock unless and until specified dividends on the Series A Preferred Stock or other Preferred Stock had been paid or in other circumstances.

             The Company owns all of the issued and outstanding common stock of Duquesne Light Company. Future dividends on the Company's Common Stock will be largely dependent upon the payment of dividends by Duquesne Light Company to the Company. The payment of dividends by Duquesne Light Company to the Company will be affected by the earnings, financial condition and capital requirements of Duquesne Light Company, as well as by the provisions of Duquesne Light Company's Restated Articles which restrict the payment of cash dividends or other distributions on, or the purchase or redemption of, its common stock or other capital stock ranking junior to Duquesne Light Company's preferred stock (collectively referred to as "junior stock payments"). No dividends or distribution may be made on Duquesne Light Company's common stock if dividends or sinking or purchase fund obligations on Duquesne Light Company's preferred stock or preference stock are accumulated and unpaid. Furthermore, the aggregate amount of junior stock payments which may be made in any 12-month period is in general limited to (i) 50% of Duquesne Light Company's consolidated net income (as defined in Duquesne Light Company's Restated Articles) for any period of 12 consecutive calendar months within the 15 preceding months if the effect of such payments would be to reduce Duquesne Light Company's ratio of common stock equity to total capitalization to less than 20% or (ii) 75% of such consolidated net income if the effect would be to reduce such ratio to 20% or more but less than 25%.

             LIQUIDATION RIGHTS

             Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution after all liabilities of the Company have been satisfied. The Board of Directors has granted, in the case of the Series A Preferred Stock, and may grant, if additional Preferred Stock is issued, preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of the Company available for distribution before any distribution is made to the holders of Common Stock. In addition, because Duquesne Light Company and the Company's other subsidiaries have debt obligations and other liabilities of their own, the Company's rights and the rights of its creditors and shareholders to participate in the assets of Duquesne Light Company or other subsidiaries of the Company upon the liquidation of Duquesne Light Company or any other such subsidiary will be subject to the prior claims of creditors of such subsidiaries.

             MISCELLANEOUS

             Holders of Common Stock have no preemptive or other rights to subscribe for any shares or securities of the Company. There are no sinking fund provisions, conversion rights or redemption provisions applicable to the Common Stock, and the holders of fully paid Common Stock are under no liability for assessments by the Company.

             ALLEGHENY COMMON STOCK

             Upon the consummation of the merger of the Company and Allegheny, as described herein, each share of the Company's Common Stock will be exchanged for 1.12 shares of Allegheny common stock. For a description of Allegheny common stock and a comparison of the rights of holders of Allegheny common stock relative to holders of the Company's Common Stock, see "Description of APS Stock" and "Comparison of Certain Rights of the Holders of APS Common Stock and DQE Common Stock" in the Joint Proxy Statement, which is incorporated herein by reference.

          TRANSFER AGENTS AND REGISTRARS


             The Co-Transfer Agent and Co-Registrar for the DQE Common Stock is The First National Bank of Boston, P.O. Box 1728, Boston, Massachusetts 02105-1728. Duquesne Light Company, Box 68, Pittsburgh, Pennsylvania 15230-0068, is an additional Co-Transfer Agent, and Mellon Securities Trust Company, Mellon Bank Center, Pittsburgh, Pennsylvania 15258, is an additional Co-Registrar. Duquesne Light Company, Box 68, Pittsburgh, Pennsylvania 15230-0068, will serve as the Transfer Agent and Registrar for the Series A Preferred Stock.




                                       EXPERTS


               The consolidated financial statements incorporated in this Prospectus by reference from the Company's latest Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                    LEGAL MATTERS


               The validity of the Series A Preferred Stock and the Common Stock will be passed upon for the Company by David R. High, Esq., Assistant General Counsel of Duquesne Light Company, and by Reid & Priest LLP of New York, New York. Reid & Priest LLP may rely as to all matters of Pennsylvania law upon the opinion of Mr. High.

          ==================================================



          TABLE OF CONTENTS
                                                          PAGE
                                                          ----


          Available Information . . . . . . . . . . . . .   2
          Incorporation of Certain Documents
               by Reference . . . . . . . . . . . . . . .   2
          Summary   . . . . . . . . . . . . . . . . . . .   3
          The Company . . . . . . . . . . . . . . . . . .   6
          The Acquisitions  . . . . . . . . . . . . . . .   7
          Resales of Securities . . . . . . . . . . . . .   7
          Description of Capital Stock  . . . . . . . . .   8
          Experts . . . . . . . . . . . . . . . . . . . .  19
          Legal Matters . . . . . . . . . . . . . . . . .  19

                     -------------------


            NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION
          AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF
          AN OFFER TO BUY SHARES BY ANYONE IN ANY JURISDICTION
          IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER TO SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS, OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

          ======================================================

          ======================================================



                                      DQE, INC.




                                   1,000,000 SHARES

                                   PREFERRED STOCK,

                                SERIES A (CONVERTIBLE)


                                   ---------------
                                     PROSPECTUS
                                   ---------------



                                   August    , 1997

          ====================================================

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS





          ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


             Reference is made to the Exhibit Index on page II-3 hereof, such Exhibit Index being incorporated by such reference in this
          Item 21.

                                      SIGNATURES

             Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on August 21, 1997.



                                        DQE, Inc.


                                        By:/s/ Gary L. Schwass
                                            ------------------
                                            Gary L. Schwass
                                            Executive Vice President and
                                            Chief Financial Officer


             Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



           Signature                Title                          Date
           ---------                -----                          ----


           /s/ David D. Marshall*   President, Chief           August 21, 1997
           ----------------------   Executive Officer
           David D. Marshall          and Director

           /s/ Gary L. Schwass      Executive Vice President   August 21, 1997
           ----------------------   and Chief Financial
           Gary L. Schwass            Officer


           /s/ Morgan K. O'Brien*   Controller and Principal   August 21, 1997
           ----------------------   Accounting
           Morgan K. O'Brien          Officer

           /s/ Daniel Berg*         Director                   August 21, 1997
           ----------------------
           Daniel Berg

           /s/ Doreen E. Boyce*     Director                   August 21, 1997
           ----------------------
           Doreen E. Boyce

           /s/ Robert P. Bozzone*   Director                   August 21, 1997
           ----------------------
           Robert P. Bozzone


           /s/ Sigo Falk*           Director                   August 21, 1997
           ----------------------
           Sigo Falk

           /s/ William H. Knoell*   Director                   August 21, 1997
           ----------------------
           William H. Knoell

           /s/ Robert Mehrabian*    Director                   August 21, 1997
           ----------------------
           Robert Mehrabian


           /s/ Thomas J. Murrin*    Director                   August 21, 1997
           ----------------------
           Thomas J. Murrin

           /s/ Eric W. Springer*
           ----------------------   Director                   August 21, 1997
           Eric W. Springer

           /s/ Victor A. Roque
           ----------------------                              August 21, 1997

           *By:Victor A. Roque
                 Attorney-in-fact

                                  INDEX TO EXHIBITS
                                  -----------------

           Exhibit No.  Description and Method of Filing
           -----------  --------------------------------


           4.1          Form of Statement with    Filed herewith.
                        respect to Preferred
                        Stock, Series A
                        (Convertible).



           12.1         Computation of ratio of   Filed herewith.
                        earnings to combined
                        fixed charges and
                        preferred stock
                        dividends.



           23.3         Consent of Deloitte &     Filed herewith.
                        Touche LLP.